U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of November 2004

Trend Micro Incorporated

(Translation of registrant’s name into English)

Shinjuku MAYNDS Tower, 1-1, Yoyogi 2-chome,

Shibuya-ku, Tokyo 151-0053, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated November 4, 2004, relating to the announcement of the appointment of Eva Chen as the new Chief Executive Officer.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	November 8, 2004	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

Trend Micro separates Chairman and CEO functions, names Eva Chen Chief Executive Officer

Co-founder and former Chief Technology Officer (CTO) to drive company transformation around greater market segment focus; former CEO Steve Chang to stay on full time as Chairman

Tokyo, Japan, November 4, 2004 — Trend Micro Inc (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, said today that its board of directors has announced the appointment of Eva Chen as Chief Executive Officer and Representative Director. Former Chairman and CEO Steve Chang, who co-founded the company with Chen 16 years ago, will stay on full-time as Chairman of the Board. These changes will become effective from 1 January 1, 2005.

As part of this transition and in preparation for its future growth, Chen will drive the company towards a greater focus on the market segments that it serves and will strive to transform the organization around this sole purpose. Chang will continue to be a voice for the company to customers and industry partners, and will focus his energy on continuing to raise the visibility of the company worldwide. He will also be in charge of expanding the Consumer business in markets outside Japan.

“As Trend Micro’s first CEO, I am proud to have made a profound impact on the industry and the world up to this point, and believe that Trend Micro is poised to change the world of security again in the years to come,” said Steve Chang. “I leave this job in the capable hands of Eva Chen and the executive team that I have assembled over the years to make this transition. Together we have made Trend Micro what it is today. As Chairman I will dedicate my time to the more long-term, strategic issues facing us and will continue to elevate the level of Trend Micro’s visibility worldwide.”

Chen has served as CTO since 1996 and Executive Vice President since May 1988. As internet usage began to rise, she led the company and the industry to shift its thinking away from its narrow focus on client-based virus scanning. Her foresight and market focus led to the introduction of Trend Micro InterScan VirusWall™, the industry’s first internet gateway antivirus product.

To further its goal of closing the gap between its customers and technological innovations, today the company announces the formation of four customer business units that will drive the development and delivery of security solutions. These are:

•	The Enterprise Business Segment led by Max Cheng, who will continue his responsibilities as Executive Vice President of Global Technical Support services
•	The Mid-sized and Small Business Segments, both led by Steve Quane, who will continue his responsibilities as Corporate Vice President of Marketing, and
•	The Consumer and SOHO Segment headed by Steve Chang, who continues to serve as Chairman

Oscar Chang, Executive Vice President of Global Security Service and Response, will assume Chen’s responsibilities of leading Trend Micro’s Research & Development organization and will ensure its successful transition to support these newly formed business units.

“While we have earned our stripes in the industry for product innovation, we believe the key to Trend Micro’s future is in transferring this innovation to all parts of our organization,” said Eva Chen. “Our relationship with our customers must go beyond just supplying them with technology. Furthermore, this industry has changed dramatically since we began in 1988, but Trend Micro has had the foresight to adapt quickly to such changes and has grown dramatically over the years as a result. We believe this current transition is the right one to further our growth and again lead the industry in delivering the right solutions to the right people.”

Notice Regarding Forward Looking Statements

Certain statements that we make in this release are forward-looking statements. These forward-looking statements are based upon management’s current assumptions and beliefs in light of the information currently available to it, but involve known and unknown risks and uncertainties.

Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Difficulties in addressing new virus and other computer security problems
•	Timing of new product introductions and lack of market acceptance for our new products
•	The level of continuing demand for, and timing of sales of, our existing products
•	Rapid technological change within the anti-virus software industry
•	Changes in customer needs for antivirus software
•	Existing products and new product introductions by our competitors and the pricing of those products
•	Declining prices for our products and services
•	The effect of future acquisitions on our financial condition and results of operations
•	The effect of adverse economic trends on our principal markets
•	The effect of foreign exchange fluctuations on our results of operations
•	An increase in the incidence of product returns
•	The potential lack of attractive investment targets and
•	Difficulties in successfully executing our investment strategy

We assume no obligation to update any forward-looking statements.

For more details regarding risk factors relating to our future performance, please refer to our filings with the U.S. Securities and Exchange Commission.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our Web site at http://www.trendmicro.com.

Trend Micro and the t-ball logo are trademarks or registered trademarks of Trend Micro Incorporated. All other company or product names may be trademarks or registered trademarks of their owners.

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp